U.S. ENERGY CORP.
                               877 North 8th West
                             Riverton, Wyoming 82501

                                  March 1, 1999




Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549

Re:     U.S. Energy Corp.
        Form S-4 Registration Statement
        SEC File No. 333-72703
        Delaying Amendment

Dear Sir or Madam:

        Please consider this letter and in particular the following delaying amendment text, as an amendment to the S-4 filing:

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.

                                          U.S. Energy Corp.

                                           /s/ Keith G. Larsen, President



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